FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of FEBRUARY 2003

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F [X]

Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes [  ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2003

s/ R. Michael Jones

R. MICHAEL JONES

President, CEO

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X Schedule A Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.

ISSUER ADDRESS	Suite 800 - 409 Granville Street Vancouver BC, V6C 1T2

ISSUER TELEPHONE NUMBER	(604) 899-5450

CONTACT PERSON	R. Michael Jones

CONTACT'S POSITION	President

CONTACT TELEPHONE NUMBER	(604) 899-5450

CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net

WEBSITE ADDRESS	www.platinumgroupmetals.net

FOR QUARTER ENDED	November 30, 2002

DATE OF REPORT	January 29, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	"R. Michael Jones"	03/01/29
NAME OF DIRECTOR	SIGN	DATE SIGNED
Frank R. Hallam	"Frank R. Hallam"	03/01/29
NAME OF DIRECTOR	SIGN	DATE SIGNED

PLATINUM GROUP METALS LTD.

(Development Stage Company)

INTERIM BALANCE SHEET

NOVEMBER 30, 2002

(UNAUDITED - PREPARED BY MANAGEMENT)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

NOVEMBER 30, 2002

(Unaudited - Prepared by Management)

INTERIM BALANCE SHEET

	NOV 30, 2002	AUG 31, 2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$376,826	$898,907
Accounts receivable (Note 4)	223,410	345,442
Prepaid expenses	23,611	58,498
	623,847	1,302,847
INVESTMENTS
Investments Active Gold Group Ltd.	160,327	-
Marketable Securities	60,250	93,500
Mineral Properties (Note 5)	3,409,537	2,951,089
	3,630,114	3,044,589

CAPITAL ASSETS	25,046	25,611
	$4,279,007	$4,373,047

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$65,543	$111,428
FUTURE INCOME TAXES	431,400	431,400
	496,943	542,828
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 7)	6,670,943	6,430,482
DEFICIT	(2,888,879)	(2,600,263)
	3,782,064	3,830,219

	$4,279,007	$4,373,047

CONTINUING OPERATIONS (Note 1)

COMMITMENTS (Note 10)

APPROVED BY DIRECTORS:

"R. Michael Jones"

_________________________________

"Frank R. Hallam"

__________________________________

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

NOVEMBER 30, 2002

(Unaudited - Prepared by Management)

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

	Three Months Ended NOV 30 2002	Three Months Ended NOV 30 2001
	$	$
EXPENSES
Amortization	1,922	2,287
Annual general meeting	-	-
Bank charges & interest	458	-
Corporate finance fee	-	-
Filing and transfer agent fees	4,321	2,028
Foreign Exchange	(2,342)	-
Insurance	2,048	1,702
Management fees	55,225	46,876
News Releases, printing & mailout	1,549	-
Office and miscellaneous	7,077	8,876
Professional fees	26,002	18,897
Rent	6,716	935
Salaries and benefits	13,763	8,817
Shareholder relations	53,423	27,113
Telephone	2,561	3,772
Travel and promotion	18,626	26,945
	(191,349)	(148,248)

INTEREST AND OTHER INCOME	5,171	15,154

LOSS BEFORE OTHER ITEM	(186,178)	(133,094)

OTHER ITEM
Property investigations	24,680	2,674
Mineral property costs written off	75,508	-
Loss on sale of marketable securities	2,250	-
	102,438	2,674

LOSS FOR THE PERIOD	(288,616)	(135,768)

DEFICIT, beginning of period	(2,600,263)	(832,643)
DEFICIT, end of period	(2,888,879)	(968,411)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

NOVEMBER 30, 2002

(Unaudited - Prepared by Management)

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

	Three Months Ended NOV 30 2002	Three Months Ended NOV 30 2001
	$	$
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(288,616)	(135,768)
Add items not affecting cash:
Amortization	1,922	2,287
Loss on sale of marketable securities	2,250	-
Write Off Mineral Property	75,508	-
Net change in non-cash working capital	111,034	(105,379)
	(97,902)	(238,860)
FINANCING ACTIVITIES
Issuance of shares	237,261	-
Special warrants	-	-
Obligation to issue shares	-	-
	237,261	-
INVESTING ACTIVITIES
Acquisition of capital assets	(1,357)	(13,916)
Acquisition cost of mineral properties	(215,786)	(51,650)
Exploration advance received	-	-
Exploration & development expenditures	(322,970)	(249,541)
Investment in Active Gold Group Ltd.	(160,327)	-
Loan receivable	-	(100,000)
Proceeds on sale of marketable securities	39,000	-
	(661,440)	(415,107)
INCREASE (DECREASE) IN CASH & EQUIVALENTS	(522,081)	(653,967)
CASH & EQUIVALENTS, beginning of period	898,907	1,544,546
CASH & EQUIVALENTS, end of period	376,826	890,579

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period ended November 30, 2002, the Company issued 9,696 common shares with a value of $3,200 in connection with the acquisition of mineral properties.

During the period ended November 30, 2002, the Company received marketable securities with a fair value of $8,000 relating to the recovery of mineral properties.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

During the period no interest or income tax expenses were paid.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

1.

CONTINUING OPERATIONS

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. ("Old Platinum") and New Millennium Metals Corporation ("New Millennium").  Old Platinum was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations.  New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd.  Later, on March 22, 1999 the Company was renamed New Millennium Metals Corporation.  As a result of the amalgamation both New Millennium and Old Platinum ceased to exist as of February 18, 2002.  However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations.  As described in Note 3, Old Platinum was identified as the acquirer and the business combination was recorded as a purchase of New Millennium by Old Platinum.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Ontario and the Republic of South Africa.  The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  The Company defers all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 13.

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.  During 2002, the Company formed a 100% South African subsidiary named Platinum Group Metals (RSA) (PTY) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the Republic of South Africa.  All significant intercompany balances and transactions have been eliminated upon consolidation.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure.  Recently, the Emerging Issues Committee issued Abstract 126, Accounting by Mining Enterprises for Exploration Costs, which provided further guidance on AcG 11.  Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.  The Company has reviewed and determined that implementation of this Abstract has no material effect on the results of operations or financial position of the Company.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments with an original maturity of 90 days or less.

(d)

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value.

(e)

Capital assets

Capital assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer hardware

30%

Computer software

30%

Office furniture and equipment

20%

(f)

Stock-based compensation plan

The Company has established a stock-based compensation plan, which is described in Note 7 (c).  No compensation expense is recognized for these plans when stock or stock options or share purchase warrants are issued at fair value to employees or directors.  Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

As of September 1, 2001, the Company retroactively adopted the treasury stock method for the calculation of diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard.  As a result of this change, diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.  The impact of this change in accounting policy on the current and comparative diluted earnings per share was not material.

(i)

Financial instruments

The carrying values of cash, short-term investments, marketable securities, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

(j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those reported.

(k)

Comparative figures

Certain of the prior year comparative figures have been reclassified to conform with the current year's presentation.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

3.

AMALGAMATION

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  Under the terms of the arrangement, in exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium.  The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium.  Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.  This business combination has been accounted for as a purchase transaction with the predecessor company, Platinum Group Metals Ltd., identified as the acquirer.  Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,468,421 shares of the Company at a price of $0.24 per share.  Costs of the amalgamation totaled $231,325.  The total cost to the Company was therefore $1,541,710.  The results of operations and financial position of New Millennium were consolidated with the accounts of the Company with effect from February 18, 2002.

The fair value of assets acquired is as follows:

Current assets	$81,206
Mineral properties	1,930,444
Capital assets	3,697
Accrued liabilities	(164,637)
Future income liability	(309,000)
$1,541,710

4.

AMOUNTS RECEIVABLE

1

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business, bear no interest and are due on demand.

2

At August 31, 2002, 340,211 common shares of the Company were issued upon the conversion of 340,211 share purchase warrants.  Proceeds on the exercise of these warrants were received subsequent to August 31, 2002.

3

Subsequent to November 30, 2002, all amounts due from Active Gold Group Ltd. were repaid to the company.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

5.

MINERAL PROPERTIES

Details of mineral properties are as follows:

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

5.

MINERAL PROPERTIES (Continued)

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

5.

MINERAL PROPERTIES (Continued)

*  Pursuant to an agreement dated April 12, 2002, the Company optioned Wheaton River Minerals Ltd. the right to earn up to a 25% interest in the Shelby Lake and Lac des Iles River properties in exchange for funding up to $400,000 in exploration expenses on the two properties.  For the initial $200,000 worth of the required expenditures Wheaton River could earn a 10% interest in the two properties.  However, once the initial $200,000 was spent, either Wheaton River or the Company could elect to convert all of Wheaton River's rights and interests to the properties into common stock from the Company at a price of $0.35 per share for the work funded to date.  During the period $200,061 in required work was completed and Wheaton River's rights and interests were then converted into 571,603 common shares of the Company, thus terminating the option agreement.  As a result, $141,739 in recovered costs at August 31, 2002 were reversed during the period, resulting in a net expense of $116,838 at November 30, 2002.

(a)

Sudbury

(i)

Agnew Lake

Pursuant to an agreement dated March 1, 1999, New Millennium acquired an option to earn a 99% interest in 38 claims located near Sudbury, Ontario known as the Agnew Lake property in exchange for option payments of $170,700 (of which $90,700 has been paid) and 60,606 shares (all of which have been paid) over a five-year period.  In addition, New Millennium, or its assignee, must complete a total work commitment of $2,000,000 over an unspecified period of time. The vendors retain a 2% royalty interest. The Company staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

At August 31, 2002 the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $1,594,945 to be performed through a joint venture arrangement with Pacific North West Capital Corporation ("PFN") and Kaymin Resources Limited ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

5.

MINERAL PROPERTIES (Continued)

(a)

Sudbury (continued)

(i)

Agnew Lake (continued)

New Millennium optioned the Agnew Lake property to PFN on June 18, 2000.  PFN may acquire 50% of the Company's rights and interests in Agnew Property by issuing 125,000 shares to the Company, (which have been received), making cash payments to the Company totaling $200,000 over four years, (of which $65,000 has been received) and completing $500,000 in exploration over four years.  In the event that PFN does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares.

In late 2001 New Millennium and PFN agreed to amend the Agnew Lake Option Agreement so that PFN will make annual payments of 75,000 PFN shares towards the exercise of their option.  It was agreed that these shares not be valued at less than $0.60 per share for the purpose of exercising PFN's option.  To date, the Company has received one payment of 75,000 PFN shares towards the exercise of PFN's option.  PFN has not reported any exploration expenditures spent on the project to its own account.

PFN is the project operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001 New Millennium and PFN optioned their interests in the property to Kaymin Resources Limited ("Kaymin"). Kaymin may acquire a 50% interest in the combined rights and interests of New Millennium and PFN by making cash payments of $200,000 to each party (which have been received) and incurring exploration expenditures of not less than $6,000,000 by December 31, 2004.  Kaymin's work expenditures will satisfy the balance of the Company's total work commitment to the original vendors. Kaymin can earn an additional 10% by completing a bankable feasibility study and arranging financing for any development or construction.

On November 1, 2001 New Millennium and PFN entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three additional claims adjacent to the Agnew Lake property by making cash payments of $30,000, issuing 29,091 shares of the Company, 8,485 of which have been issued to August 31, 2002, and 21,000 shares of PFN over two years and completing $400,000 in exploration expenditures over a four-year period.

Under the terms of the agreement, these claims become part of the Agnew Lake property and are subject to the PFN and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

(ii)

West Sudbury Basin

Pursuant to an agreement dated June 5, 2002 and amended October 17, 2002, the Company granted an option to Arcata Resources Corp. whereby they may acquire a 60% interest in the Company's Levack, Windy Lake and Cascaden-Ministic properties located in the West Sudbury basin of Ontario.  To earn its interest Arcata must make cash payments to the Company totaling $133,000 ($3,000 received), issue to the Company 325,000 common shares of Arcata (200,000 shares received subsequent to year-end) and spend $1.5 million on exploration expenditures over a five year period. Arcata will also be responsible to maintain the Company's requirements pursuant to underlying option agreements on the Levack and Windy Lake claims by making the remaining cash payments to the vendors totaling $95,000 ($2,000 received subsequent to year-end) over five years.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

5.

MINERAL PROPERTIES (Continued)

 (b)

Thunder Bay

(i)

Pebble

Pursuant to an agreement dated March 30, 2000, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $19,000 has been paid) and the expenditure of $500,000 in exploration within 5 years from the date of the agreement.  The Company was originally obligated to pay $5,000 (paid) and incur $100,000 ($58,733 incurred) in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing.  The Company has been granted an extension to July 31, 2003.  The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above.

 (ii)

South Legris

Pursuant to an April 2000 agreement, the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (of which, $47,300 has been paid) and the expenditure of $1,000,000 ($428,870 incurred) in exploration expenditures within 5 years of the date of the agreement.  The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest described above.

(iii)

Stucco

Pursuant to an option agreement dated September 27, 2001 and an underlying agreement dated September 21, 2001, the Company has an option to acquire a 51% undivided interest in 298 units known as the Stucco property located in the Thunder Bay Mining District, Ontario. To acquire the interest the Company must pay $65,000 (of which $40,000 has been paid) and incur $1,000,000 ($333,347 incurred) in exploration expenditures within 4 years of the date of the agreement.  The Company has an option to acquire an additional 9% interest in the property by completing a feasibility study within 36 months of the notice that the Company has earned the 51% interest in the property described above. The Company has also agreed to reimburse the optionor at market price, but not to exceed $2.00 per share, for 50,000 shares of the optionor to be issued under the terms of the underlying agreement.

According to the underlying agreement, the underlying vendors retain a 2% net smelter royalty return.  If commercial production does not commence within 4 years and/or 6 years of regulatory approval, advance royalty payments of $5,000 per annum and $10,000 per annum respectively will be payable to the vendors.  The optionors can purchase 1% of net smelter royalty return for from the vendors for $1,000,000 at any time.

(c)

Lac des Iles

(i)

Shelby Lake

On June 28, 2000, the Company entered an option agreement to earn up to 60% interest in the Shelby Lake property in the Lac des Iles area in Ontario.  To earn a 50% interest the Company is required to make cash payments to the optionor of $10,000 by September 28, 2000 (which have been paid), issue 30,303 shares to the optionor (which have been issued) and complete $500,000 in exploration expenditures over a four-year period, $316,817 of which has been incurred to November 30, 2002 (August 31, 2002 - $275,602; December 31, 2001 - $172,428).  Further work was performed on the property during late 2002.

The Company may earn a further 10%, for a total of 60%, by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase back one half for $500,000.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

5.

MINERAL PROPERTIES (Continued)

(c)

Lac des Iles (Continued

 (ii)

Taman Lake Project

Pursuant to option agreements dated February 7, 2000 New Millennium has acquired an option to earn an undivided 100% interest in the Taman, Taman North and Taman East properties.  To exercise its option the Company must make payments of $120,000 over three years ($63,500 of which has been paid to August 31, 2002) and issue 90,909 shares over three years (68,183 of which have been issued to August 31, 2002). The project is subject to a 3% NSR royalty, of which the Company may buy one half for $1,000,000.

(iii)

Senga and Tib

The Company acquired these claims by staking on March 20, 2000.  They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. This property is contiguous with the Company's Taman and Dog River holdings in the same area.

(iv)

Dog River

By way of an option agreement dated May 1, 2000 New Millennium acquired an option to acquire a 60% interest in the Dog River property, located in the Lac Des Iles area, from Fort Knox Gold Resources Inc. ("Fort Knox"). Fort Knox in turn held an option to acquire 100% of property from an underlying vendor.  To earn a 50% interest New Millennium was required to make payments of $50,000 over three years, $30,000 of which was paid to December 31, 2001, issue 30,303 shares over two years, of which 15,152 were issued to December 31, 2001 and complete exploration expenditures of $500,000 over four years, $68,402 of which have been incurred to December 31, 2001.  New Millennium could earn an additional 10% interest by incurring a further $500,000 in expenditures.

On February 18, 2002 the Dog River option agreement with Fort Knox was extinguished and any and all of Fort Knox's interest in the property were ceded to the Company and the Company has no further obligations to Fort Knox.  Coincident with this extinguishment the Company entered into an option agreement with the underlying vendor whereby it may earn a direct 100% interest in the Dog River Property.  To exercise its option under the new agreement the Company must make cash payments of $35,000 over two years, $20,000 of which has been paid and issue 60,000 shares over two years, 30,000 of which have been issued.

The property remains subject to a 2.5% NSR royalty in favour of the vendor. The Company has the right to purchase on half of this NSR royalty of the royalty for $1,500,000.

(v)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the property by making payments to the optionors of $38,500 over three years, $33,500 of which has been paid to August 31, 2002, and completing exploration expenditures of $1,000,000 over five years, $380,546 of which has been incurred to November 30, 2002.  The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.  Further work programs are scheduled on the property for late 2002.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

5.

MINERAL PROPERTIES (Continued)

(d)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement with a vendor group of mineral rights holders whereby it may earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg, Republic of South Africa.  The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property.  The two properties are both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited.  Costs of investigation and acquisition amounting to $187,820 had been incurred prior to the period end and these costs have been deferred.

The agreement allows the Company to purchase 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three.  In addition, the Company has agreed to pay prospecting fees to the mineral rights holders of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three.  The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US $1.4 million.  A 5% finders fee on payments made to the mineral rights holders is payable to GeoActiv Dynamic Geological Services, a South African corporation retained by the Company.

(ii)

Ledig

The Company entered into an option agreement with Ledig Minerale Regte 909 JQ (pty) Ltd. ("Ledig Minerale") whereby the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm property located in the Western Bushveld area near Sun City, South Africa, approximately 100km northwest of Johannesburg.  At November 30, 2002 the Company had incurred $242,926 in costs relating to the property and these costs have been deferred.  Ledig Minerale holds variable interests in the property. The 1,400ha that make up the property are divided into shares. Ledig Minerale currently holds a 90% interest on two portions that are 235ha in size. They also hold 70% interest in 462ha and 50% interest in 468ha.  PTM may earn approximately a 50% interest in the total property.

To earn its interests under the option agreement, the Company must make cash payments to the vendors of ZAR 40,000,000 (approximately C $5.9 million) spread over 2 years.  The initial payment of ZAR 1,000,000 (C $157,000) was due 10 days from signing the agreement and was paid on September 20, 2002. In addition the Company must incur exploration and development expenditures of ZAR 30,000,000 (approximately C $4.4 million) over 3 years.  Further payments by the Company are contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa.

(e)

Write-down of mineral properties

During the first quarter of 2003 the carrying values of certain of the Company's mineral properties were determined to be impaired, resulting in a write-down of mineral properties costs of $75,508 (Aug. 2002 - $1,090,871; Aug. 2001 - $7,325; Aug. 2000 - $Nil).

(f)

Acquisition of New Millennium Metals Corporation

On February 18, 2002 the Company completed an amalgamation with New Millennium Metals Corporation.  The Company acquired nineteen properties through the amalgamation.  These properties have been recorded on the books of the Company at a value of $1,930,444 representing an amount of $1,471,382 as the carrying value from the books of New Millennium plus an additional $459,062 representing the excess of fair value for the consideration given for the properties by the Company.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

6.

CAPITAL ASSETS

7.

SHARE CAPITAL

(a)

Authorized

1,000,000,000 common shares without par value

(b)

Issued and outstanding

During the period ending November 30, 2002 the Company issued 9,696 common shares in connection with the acquisition of mineral properties at a fair value of $3,200.

During the period ending November 30, 2002 the Company issued 571,603 common shares in exchange for $200,061 worth of exploration work on the Shelby Lake and Lac des Iles River properties pursuant to an Option Agreement with Wheaton River Minerals Ltd. dated April 12, 2002.  In exchange for funding an initial $200,000 in work, Wheaton River could earn a 10% interest in the two properties, or they or the Company could elect to convert all of Wheaton River's rights and interests to the properties into common stock of the Company, thus terminating the option agreement.  Wheaton River elected to convert their interest to shares.

During fiscal 2002 the Company issued 102,728 common shares in connection with the acquisition of mineral properties at a fair value of $36,509.

During fiscal 2002 the Company issued 1,327,500 common shares pursuant to a flow-through private placement at $0.25 per share, less issue costs of $12,000 for net proceeds of $319,875. These placements were completed at market value and there was no premium obtained by way of their flow-through nature.  The Company renounced $331,875 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002.  At August 31, 2002, approximately $236,000 of this obligation remained outstanding.  Subsequent to year-end this requirement was met.

On January 30, 2002 the Company issued 250,000 common shares pursuant to a non-brokered private placement at $0.25 per share for total proceeds of $62,500.

On February 18, 2002 the Company completed an amalgamation by plan of arrangement with New Millennium Metals Corporation. The Company acquired all of the 9,022,895 issued and outstanding shares of New Millennium in exchange for 5,468,421 shares of the Company.

During fiscal 2002 the Company issued 1,403,572 common shares pursuant to a private placement at $0.28 per share for total proceeds of $393,000. There were 701,786 common share purchase warrants issued with the common shares which are exercisable at $0.36 per share until May 30, 2003.

On June 6, 2002 the Company closed a private placement of 3.2 million common shares at $0.25 per common share.  In connection with the placement the Company issued brokers warrants to purchase 319,000 shares at $0.25 per share until June 6, 2003.  Issue costs related to this placement totaled $70,038.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

7.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

During fiscal 2001 the Company issued 3,195,391 common shares at $0.50 per share pursuant to initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164).  The agents received 319,539 share purchase warrants exercisable at $0.50 per share up to March 22, 2003.

During fiscal 2001 the Company issued 2,383,090 flow-through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of the issue of $202,929).  The Company renounced $1,310,700 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002.  This requirement was met in 2002.  The agents received 238,309 share purchase warrants exercisable at $0.55 per share up to December 22, 2002. At November 30, 2002 there were 79,020 of these share purchase warrants outstanding. Subsequent to the end of the period 78,880 share purchase warrants were exercised and 140 share purchase warrants expired.

During fiscal 2001 210,000 common shares were issued in connection with the acquisition of mineral properties at a fair value of $57,050, at the date of issuance.

 (c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company's options:

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

The following table summarizes options outstanding and exercisable at November 30, 2002:

(d)

Share purchase warrants

Of the 1,255,522 common share warrants outstanding at November 30, 2002, 79,020 are exercisable at $0.55 per warrant, expiring on December 22, 2002, 60,606 are exercisable at $0.74 per warrant, expiring on December 29, 2002, 144,110 are exercisable at $0.50 per warrant, expiring on March 2, 2003, 701,786 are exercisable at $0.36 per warrant, expiring on May 30, 2003, and 270,000 are exercisable at $0.25 per warrant expiring on June 6, 2003.

Of the 555,848 common share warrants outstanding at August 31, 2001, 236,309 are exercisable at $0.55 per warrant, expiring on December 22, 2002 and 319,539 are exercisable at $0.50 per warrant, expiring March 2, 2003.

(e)

Share Capital Commitments

At August 31, 2002, the Company entered into a firm obligation to issue 30,000 shares (2001 - 10,000 shares) with a value of $9,000 (2001 - $2,600) in connection with acquisition of mineral properties.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

8.

RELATED PARTY TRANSACTIONS

During the period, transactions with related parties were recorded as follows:

(a)

Management and consulting fees of $41,528 (Aug. 2002 - $163,229; 2001 - $98,974) were incurred with directors.  As at November 30, 2002, an amount of $7,698 owing was included in accounts payable (Aug. 2002 - $4,858; Aug. 2001 - $4,371).

(b)

Accounting services of Nil (Aug. 2002 - $22,500; Aug. 2001 - $41,100) were incurred with a partnership in which a former officer has an interest.

(c)

Geological and administration fees of $18,200 (Aug. 2002 - $64,025; Aug. 2001 - $57,790) were incurred with an officer.  As at November 30, 2002, an amount of $6,260 owing was included in accounts payable (Aug. 2002 - $6,260; Aug. 2001 - $9,425).

(a)

On November 26, 2002 the Company purchased 1,461,904 shares of seed capital in Active Gold Group Ltd. for an average price of $0.11 per share.  This represents approximately a 27% interest in Active Gold Group at November 30, 2002.  Active Gold Group is a private company incorporated in Canada and which was conceptualized and formulated by the Company.  Its business plan is to acquire and develop mature gold properties in South Africa.  Active Gold is related to the Company by way of a common director and a common officer.  At November 30, 2002 Active Gold owed the Company an amount of $170,208 for business costs and this amount was repaid to the Company subsequent to the end of the period.  See Note 4. to these financial Statements.

9.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets and liability are as follows:

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2002

10.

COMMITMENTS

(a)

The Company has entered into an investor relation's letter agreement dated March 12, 2001 with Roth Investors Relations, Inc. ("Roth") of New Jersey, U.S.A.  The term of the agreement is for one year, which is renewable in one-year increments.  Roth will be paid U.S.$4,000 per month plus expenses.

(b)

During the fiscal year the Company entered into an office space lease agreement for a period of three years commencing December 1, 2001.  The payments are as follows:

2003	$25,920
2004	25,920
2005	6,480
$58,320

11.

NET CHANGE IN NON-CASH WORKING CAPITAL

12.

SUBSEQUENT EVENTS

On December 16, 2002 the Company announced that it had entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  To earn its interests the Company made an initial payment to the Vendor of ZAR 150,000 (about C$27,000).  The Company must also pay a base price of ZAR 43 (C$7.70) per tonne of open castable economic resource on the property, to a minimum of ZAR 4,000,000 (about C$715,000).  A further payment of ZAR 4.30 (C$0.77) per tonne is due on any economic underground resource within 90 days of the receipt of a mining authorization.  The Company is also obligated to a ZAR 400,000 (about C$71,500) exploration program and such a program is to commence in January 2003.

On December 18, 2002 the Company announced the closing of a private placement for proceeds of $500,000.  A total of 1,000,000 units were issued at a price of $0.50 per share.  Each unit consisted of one common share and one half common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004.  No finder's fee or commission was paid with respect to this private placement.

On December 23, 2002 the Company announced the closing of a private placements for an amount of $1,799,125.  All but $100,000 of this amount was brokered.  Proceeds of $767,875 were from the sale of 1,181,346 Flow Through Units at $0.65 per unit.  Each Flow Through Unit consisted of one flow through common share and one non-flow through common share purchase warrant exercisable at a price of $0.85 for a period of 12 months from the date of closing.  Proceeds of $1,031,250 were from the sale of 2,062,500 Non-Flow Through Units at a price of $0.50 per unit.  Each unit consisted of one common share and one half common share purchase.  A cash commission of $118,939 was paid on the brokered placements.  In addition, 304,385 brokers' warrants were issued, exercisable into one common share at a price of $0.75 until December 23, 2004.

Subsequent to the end of the period, 714,272 shares of the Company were released from escrow.

Other subsequent events of a minor nature may be disclosed elsewhere within these financial statements.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

AUGUST 31, 2002

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	Schedule A X Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.

ISSUER ADDRESS	800 - 409 Granville Street Vancouver BC, V6C 1T2

ISSUER TELEPHONE NUMBER	(604) 899-5450

CONTACT PERSON	R. Michael Jones

CONTACT'S POSITION	President

CONTACT TELEPHONE NUMBER	(604) 899-5450

CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net

WEBSITE ADDRESS	www.platinumgroupmetals.net

FOR QUARTER ENDED	November 30, 2002

DATE OF REPORT	January 29, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	"R. Michael Jones"	03/01/29
NAME OF DIRECTOR	SIGN	DATE SIGNED
Frank R. Hallam	"Frank R. Hallam"	03/01/29
NAME OF DIRECTOR	SIGN	DATE SIGNED

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

AUGUST 31, 2002

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

General and Administrative Expenses

General and administrative expenses for the period totaled $186,178 (2001 - $133,094), net of interest and other income of $5,171 (2001 - $15,154). Shareholder relations expense, consisting of web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $54,972 (2001 - $27,113). Transfer agent and listing and sustaining fees totaled $4,321 (2001 - $2,028). Professional fees of $26,002 (2001 - $18,897) were incurred for legal, audit and accounting services. Management fees expense totaled $55,225 (2001 - $46,876). The Company's amalgamation with New Millennium Metals Corporation in February 2002 and its increased activity level in Canada and South Africa have resulted in higher costs in this period as opposed to the previous years comparative period.

b)

Investment in Mineral Properties

Exploration and development costs deferred for the period totaled $533,956 (2001 - $429,522). Of that amount approximately $247,170 was incurred on the Company's Thunder Bay properties, approximately $6,240 was incurred on the properties near Sudbury, while $24,275 was recovered by the way of option agreements with Arcata Resources Corporation on the Levack, Cascaden, and Windy Lake properties. Approximately $304,821 was incurred on the Company's new South African properties. During the period $75,509 (2001 - nil) in net deferred costs relating to mineral properties were written off. A breakdown of these costs can be seen in the Note 5. of the Company's quarterly unaudited Financial Statements.

2.

RELATED PARTY TRANSACTIONS

Management and consulting fees of $41,528 (2001 - $49,714) were incurred with five directors during the period ended November 30, 2002. Approximately $31,553 is related to fees for the Company's President. At November 30, 2002 fees totaling $7,698 (2001 - $9,230) owed and were included in accounts payable. Accounting services of nil (2001 - $13,000) were incurred with a partnership in which a former officer has an interest for accounting services. Geological fees of $18,200 (2001 - $11,375) were incurred with an officer during the year, of which $6,260 (2001 - $6,500) was owing and included in accounts payable.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a)

Shares issued during the period:

	Number Issued	Value
Common shares at $0.33 for mineral properties	9,696	$3,200
Common shares at $0.35 on option exercise	65,000	22,750
Common shares at $0.35 for cash (Wheaton River)	571,603	200,061
Common shares at $0.55 on warrant exercise	4,000	2,200
Common shares at $0.25 on warrant exercise	49,000	12,250
Sub-total:	699,299	$240,461

On September 2, 2002 the Company granted 50,000 incentive stock options to a consultant. The options are exercisable at a price of $0.95 per share for a term of three years.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

AUGUST 31, 2002

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized and issued share capital:

Class	Par Value	Authorized	Issued	Amount
Common	NPV	1,000,000,000	22,924,931	$6,670,943

b)

Options outstanding:

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No of Shares
R. Michael Jones	January 31, 2000	$0.55	January 31, 2005	225,000
Dennis Gorc	January 31, 2000	$0.55	January 31, 2005	150,000
Cyrus Driver	January 31, 2000	$0.55	January 31, 2005	25,000
Barry Smee	January 31, 2000	$0.55	January 31, 2005	125,000
Douglas Hurst	January 31, 2000	$0.55	January 31, 2005	100,000
Iain McLean	January 31, 2000	$0.55	January 31, 2005	100,000
Cyrus Driver	June 15, 2001	$0.55	June 15, 2005	65,000
Barry Smee	March 6, 2002	$0.35	March 6, 2007	60,000
Dennis Gorc	March 6, 2002	$0.35	March 6, 2007	40,000
Douglas Hurst	March 6, 2002	$0.35	March 6, 2007	60,000
Frank Hallam	March 6, 2002	$0.35	March 6, 2007	42,000
Iain McLean	March 6, 2002	$0.35	March 6, 2007	60,000
R. Michael Jones	March 6, 2002	$0.35	March 6, 2007	120,000
Frank Hallam	March 6, 2002	$0.55	March 6, 2007	60,000
Frank Hallam	July 16, 2002	$0.75	July 16, 2007	50,000
Sub-total:				1,282,000

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No of Shares
Employees	January 31, 2000	$0.55	January 31, 2005	37,500
Employees	March 6, 2002	$0.35	March 6, 2007	65,000
Employees	March 6, 2002	$0.55	March 6, 2007	161,500
Consultants	June 19, 2002	$0.60	June 19, 2007	300,000
Consultants/Advisors	July 16, 2002	$0.75	July 16, 2007	150,000
Consultants/Advisors	September 2, 2002	$0.95	Sept. 2, 2005	50,000
Sub-total:				764,000
Total:				2,046,000

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

AUGUST 31, 2002

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD (Continued)

c)

Warrants outstanding:

The following warrants are each exercisable into one common share of the Company as follows:

Number of Warrants		Exercise Price		Expiry
79,020		$0.55		December 22, 2002
60,606	+	$0.74	+	December 29, 2002
144,110		$0.50		March 2, 2003
701,786		$0.36		May 30, 2003
270,000		$0.25		June 6, 2003

+

during the period the Company amalgamated with New Millennium Metals Corporation. All existing share purchase warrants of New Millennium were exchanged at a ratio of one share purchase warrant of Platinum Group Metals Ltd. for every 1.65 share purchase warrant of New Millennium

d)

Shares in escrow or subject to pooling

Escrowed at November 30, 2002

913,590 shares

Escrowed at December 23, 2002

199,318 shares

Subject to pooling

none

5.

LIST OF DIRECTORS AND OFFICERS

a)

Directors:

R. Michael Jones

Barry W. Smee

Iain McLean

Douglas Hurst

Frank Hallam

b)

Officers:

R. Michael Jones (President)

Barry Smee (Secretary)

Frank Hallam (Chief Financial Officer)

Dennis Gorc (VP Exploration)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

NOVEMBER 30, 2002

SCHEDULE C:

MANAGEMENT DISCUSSION

1.

DESCRIPTION OF BUSINESS

The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the Company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002 and a new company, also named Platinum Group Metals Ltd., was formed and it assumed all of the rights and obligations of the two predecessor corporations.

In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.

The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the Property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

During the period the Company incurred a loss of $288,616 (2001 - $135,768). Included were mineral property write down expenses of $75,508 (2001 - nil). General and administrative expenses totaled $191,349 (2001 - $148,248) before interest and other income of $5,171 (2001 - $15,154).

b)

Exploration Programs and Expenditures

During calendar 2002 the Company focused its Canadian exploration efforts on detailed geology, geochemistry and drilling work on its properties located near Thunder Bay, Ontario.  Exploration results have been positive and further work is recommended.

On the Company's Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, a subsidiary of Anglo American Platinum Corporation Limited, are conducting a $1.25 million second year exploration program.

The Company acquired many of its Thunder Bay and Sudbury properties through its amalgamation with New Millennium Metals Corporation. At February 18, 2002 these properties had a net acquisition cost to the Company of $1,930,444. Including the New Millennium properties, acquisition costs incurred and deferred during the year ended August 31, 2002 totaled $2,195,517 (2001 - $171,722). Exploration and development costs deferred for the year ended August 31, 2002 totaled $977,795 (2001 - $783,590).

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

NOVEMBER 30, 2002

SCHEDULE C:

MANAGEMENT DISCUSSION

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS (Continued)

a)

Exploration Programs and Expenditures (Continued)

During the period ended November 30, 2002 approximately $218,984 was incurred on property acquisition costs and $339,247 was incurred on exploration and development costs.  Exploration costs of approximately $225,529 were incurred on the Company's Thunder Bay properties, approximately $3,041 was incurred on the properties near Sudbury and approximately $110,677 was incurred on the Company's new South African properties.  Exploration costs in Thunder Bay during the period included $143,098 incurred on the Shelby property with drilling - $56,087, and geochemical - $56,396  being the major expenditure categories.  More detail is provided in Note 5. of the financial statements included in Schedule A of this filing.

Cost recoveries on mineral properties during the year ended August 31, 2002 amounted to $198,709 (2001 - $300,000). During the year $1,090,871 (2001 - $7,325) in net deferred costs relating to mineral properties were written off. A breakdown of these costs can be seen in the Note 5. of the Company's annual Audited Financial Statements. Cost recoveries for the period ending November 30, 2002 actually amounted to a net expense of $116,838.  This was due to an amount of $141,740 in recovered costs at August 31, 2002 being reversed during the period as a result of Wheaton River electing to convert its right to earn an interest in the Company's Shelby Lake and Lac des Iles River properties into shares at $0.35 per share.  A total of 571,603 shares were issued in exchange for $200,061 in work.  See Note. 5. of the financial statements included in Schedule A of this filing.

The Company has focused its recent acquisition efforts on the Republic of South Africa ("RSA"). The Company has formed a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA. The Company has also entered into an exclusive services contract with GeoActiv Dynamic Geological Services, a South African company, whereby GeoActiv will provide expert geological consulting to the Company for the purposes of acquiring, exploring and developing mineral properties in the RSA.

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $141,450 were incurred prior to year-end and these costs have been deferred. The Company may purchase 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three. The Company has also agreed to pay prospecting fees to the vendors of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. The vendors retain a 1% NSR Royalty on the Property, subject to the Company's right to purchase the NSR at any time for US $1.4 million. A 5% finders fee on payments made to the vendors is payable to GeoActiv Dynamic Geological Services.

On September 9, 2002 the Company entered into an option agreement with Ledig Minerale Regte 909 JQ (Pty) Ltd. ("Ledig Minerale") whereby the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm Property located in the Western Bushveld area near Sun City, RSA, approximately 100km northwest of Johannesburg. At August 31, 2002 the Company had incurred $25,578 in costs relating to the Property and these costs have been deferred. To earn its interests under the option agreement, the Company must make cash payments to the vendors of ZAR 40,000,000 (approximately C $5.9 million) spread over 2 years. The initial payment of ZAR 1,000,000 (C $157,000) was paid on September 20, 2002. The Company must also incur exploration and development expenditures of ZAR 30,000,000 (approximately C $4.4 million) over 3 years. Further payments by the Company are contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

NOVEMBER 30, 2002

SCHEDULE C:

MANAGEMENT DISCUSSION

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS (Continued)

b)

Exploration Programs and Expenditures (Continued)

Subsequent to period-end on December 16, 2002 the Company announced that it had entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  To earn its interests the Company made an initial payment to the Vendor of ZAR 150,000 (about C$27,000).  The Company must also pay a base price of ZAR 43 (C$7.70) per tonne of open castable economic resource on the property, to a minimum of ZAR 4,000,000 (about C$715,000).  A further payment of ZAR 4.30 (C$0.77) per tonne is due on any economic underground resource within 90 days of the receipt of a mining authorization.  The Company is also obligated to a ZAR 400,000 (about C$71,500) exploration program and such a program is to commence in January 2003.

c)

Administration Expenses

Administration expenses and professional fees in the first quarter of 2003 were $191,349 (first quarter 2002 - $148,248). Increased costs in the first quarter of 2003 relate to the increased level of activity in the first quarter of 2003. During the period the Company grew substantially through its expansion into the Republic of South Africa. An amount of $24,680 was expensed for new Property investigations during the period. Interest and other income for the year totaled $5,171.

d)

Related Party Transactions

Management and consulting fees of $41,528 (November 2001 - $49,714) were incurred with five directors during the year ended November 30, 2002. Approximately $31,553 is related to fees for the Company's President. At November 30, 2002 fees totaling $7,698 (November 2001 - $9,230) owed and included in accounts payable. Accounting services of nil (November 2001 - $13,000) were incurred with a partnership in which a former officer has an interest for accounting services. Geological fees of $18,200 (November 2001 - $11,375) were incurred with an officer during the year, of which $6,260 (November 2001 - $6,500) was owing and included in accounts payable at year-end.

e)

Shareholder Relation Expense

Shareholder relation services were incurred during the period in accordance with approved contracts with Roth Investor Relations and Defero Corporate Communications. For the period the Company incurred shareholder relations expenses totaling $53,423 (November 2001 - $27,113). Such expenses were lower in the previous years first quarter than the present years first quarter due to the increased activity of the current year. The Company has been active in raising its profile with both retail and institutional investors. As of April 2001 Roth Investor Relations are paid a retainer fee of US $4,000 per month, plus expenses. They provide distribution of the Company's information primarily to US institutions and other international analysts and money managers. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company's primary contact with the firm. The Roth contract had an original term of one year and since April 2002 has been continued on a month-to-month basis.

Defero Corporate communications was contracted in February 2002 to increase retail investor awareness of the Company in Canada. The Defero contract included a $10,000 signing bonus and a $5,000 monthly fee. In June 2002 the contract was extended for a one-year term and Defero's fee has been paid in advance. Mr. Jason Leikam is the contact for Defero.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

NOVEMBER 30, 2002

SCHEDULE C:

MANAGEMENT DISCUSSION

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS (Continued)

f)

Travel and Promotion Expenses

Travel and Promotion expenses for the three months ended November 30, 2002 amounted to $18,626 (November 2001 - $26,945). These activities relate to the supervision of ongoing operations, new Property investigations and meetings with potential institutional and sophisticated investors.

g)

Property Acquisition Expenses

Property acquisition expenditures during the period ended November 30, 2002 totaled $218,984 in cash and shares. The majority of cash payments totaling $215,785 was used for the acquisition of the South African properties, while $3,199 worth of shares were issued for the Pro Am property in Sudbury.

Property acquisition expenditures during the fiscal year 2002 totaled $2,195,517 in cash and shares. Of this amount the Company recorded acquisition costs upon amalgamation for the mineral properties of New Millennium Metals Corporation of $1,930,444. The amount represents consideration paid in shares, cash, and the assumption of future liabilities and transaction costs of $231,325. Cash and share payments for other properties during the year include $43,250 to acquire the interest in the Stucco Property, $29,000 for the Dog River Property, $25,000 for the Agnew Lake Property, $27,273 for the Taman Property, $29,874 for the War Springs Property, $17,826 for the Ledig Property and $5,000 for Tweespalk.

The sum of all payments required to perfect all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its Property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers being of merit. At the time of writing the Company was incurring further Property acquisition expenses through its activities in the Republic of South Africa.

3.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 699,299 (November 2001 - 10,000) common shares during the period. Of this 689,603 shares were issued for cash proceeds of $237,261. A further 9,696 were issued for mineral properties for a value of $3,200. Cash proceeds are to be spent on mineral Property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further planned equity issuances.

The primary source of capital has been from the sale of equity. As at November 30, 2002 the Company had cash and cash equivalents on hand of $376,826 compared to cash and cash equivalents of $890,579 at November 30, 2002. The primary use of cash during the period was for the costs of acquisition and exploration expenditures, being approximately $538,756 management fees and expenses of $55,225 and other general and administrative expenses of $136,124.  Subsequent to the period the Company completed private placements for net proceeds of approximately $2,100,000.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

NOVEMBER 30, 2002

SCHEDULE C:

MANAGEMENT DISCUSSION

4.

SUBSEQUENT EVENTS

On December 16, 2002 the Company announced that it had entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  To earn its interests the Company made an initial payment to the Vendor of ZAR 150,000 (about C$27,000).  The Company must also pay a base price of ZAR 43 (C$7.70) per tonne of open castable economic resource on the property, to a minimum of ZAR 4,000,000 (about C$715,000).  A further payment of ZAR 4.30 (C$0.77) per tonne is due on any economic underground resource within 90 days of the receipt of a mining authorization.  The Company is also obligated to a ZAR 400,000 (about C$71,500) exploration program and such a program is to commence in January 2003.

On December 23, 2002 the Company announced the closing of a private placements for an amount of $1,799,125.  All but $100,000 of this amount was brokered.  Proceeds of $767,875 were from the sale of 1,181,346 Flow Through Units at $0.65 per unit.  Each Flow Through Unit consisted of one flow through common share and one non-flow through common share purchase warrant exercisable at a price of $0.85 for a period of 12 months from the date of closing.  Proceeds of $1,031,250 were from the sale of 2,062,500 Non-Flow Through Units at a price of $0.50 per unit.  Each unit consisted of one common share and one half common share purchase.  A cash commission of $118,939 was paid on the brokered placements.  In addition, 304,385 brokers' warrants were issued, exercisable into one common share at a price of $0.75 until December 23, 2004.

On December 18, 2002 the Company announced the closing of a private placement for proceeds of $500,000.  A total of 1,000,000 units were issued at a price of $0.50 per share.  Each unit consisted of one common share and one half common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004.  No finder's fee or commission was paid with respect to this private placement.

Subsequent to the end of the period, 714,272 shares of the Company were released from escrow.

Other subsequent events of a minor nature may be disclosed elsewhere within these financial statements.